Mail Stop 4561

August 25, 2009

Gerald Tucciarone
Treasurer, Chief Financial Officer and Secretary
Hauppauge Digital, Inc.
91 Cabot Court
Hauppauge, NY 11788

> **Re:** **Hauppauge Digital, Inc.**
> **Form 10-K for the Fiscal Year Ended September 30, 2008**
> **Filed January 13, 2009**
> **Form 10-Q for the Quarterly Period Ended June 30, 2009**
> **Filed August 14, 2009**
> **File No. 001-13550**

Dear Mr. Tucciarone:

We have reviewed the above-referenced filings and have the following comments. Please note that we have limited our review to only your financial statements and related disclosures and do not intend to expand our review to other portions of your document. If indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with supplemental information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form 10-K for the Fiscal Year Ended September 30, 2008

Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations

Critical Accounting Policies and Estimates

Inventory Obsolescence and Reserves, page 54

1.   We note in your disclosure here and in your schedule of valuation and qualifying accounts on page F-30 that you record inventory reserves for obsolescence and slow moving inventory. Tell us how you considered the guidance in Chapter 4 footnote 2 of ARB 43 and SAB Topic 5BB, which indicates that inventory write-downs due to obsolescence establish a new cost basis and should not be presented as a reserve. Please clarify how your accounting method establishes a new cost basis for your inventory and why you believe including this reserve as a valuation and qualifying account is appropriate.

Item 9A (T). Controls and Procedures

Disclosure Controls and Procedures, page 56

2.   You state that your Principal Executive Officer and Principal Financial Officer concluded that, as of September 30, 2008, your "disclosure controls and procedures were effective with respect to the recording, processing, summarizing and reporting on a timely basis the information that is required to be disclosed in the reports that [you] file or submit under the Exchange Act of 1934." These effectiveness conclusions are stated in terms that are more limited in scope than the definition of "disclosure controls and procedures" as set forth in Exchange Act Rule 13a-15(e). In your response letter, please confirm, if true, that your officers evaluated and concluded that as of September 30, 2008, your disclosure controls and procedures were also effective to ensure that information required to be disclosed in the reports that you file or submit under the Exchange Act is accumulated and communicated to your management, including your Principal Executive Officer and Principal Financial Officer, as appropriate to allow timely decisions regarding required disclosure. In future filings, to the extent you include a definition of disclosure controls and procedures in your effectiveness conclusions, please include the entire definition as set forth in Exchange Act Rule 13a-15(e).

Form 10-Q for the Quarterly Period Ended June 30, 2009

Consolidated Financial Statements

Consolidated Balance Sheet, page 4

3.   We note that, based on the balances of your deferred tax assets, there appears to have been no adjustment to your valuation allowance during the nine months ended June 30, 2009. We further note that your loss before taxes for the nine months ended June 30, 2009 combined with your income (loss) before taxes in 2007 and 2008 equates to a cumulative loss before taxes of approximately $4.7 million. Tell us how you considered the guidance in paragraphs 20-25 of SFAS 109 in assessing the realizability of your deferred tax assets, including how you formed a conclusion that a valuation allowance is not needed when there is negative evidence such as cumulative losses in recent periods. Also, tell us why you believe your MD&A disclosures regarding the possible impact of any future change in your assessment of the realizability of deferred tax assets is adequate. Refer to Section III.B.3 of SEC Release 33-8350.

Notes to Consolidated Financial Statements

Note 5. Accumulated Other Comprehensive Loss, page 11

4.   We note that you have open forward exchange contracts as of June 30, 2009. We further note that in your Form 10-K for the Fiscal Year Ended September 30, 2008, you provided the aggregate amount of forward contracts outstanding and the expected duration of such contracts, however, we were unable to locate similar disclosures in your Form 10-Q. Tell us how you considered the disclosure guidance of SFAS 133, as amended by SFAS 161, as it relates to interim periods.

* * * * * * *

Please respond to these comments within 10 business days or tell us when you will provide us with a response. Please submit all correspondence and supplemental materials on EDGAR as required by Rule 101 of Regulation S-T. If you amend your filing(s), you may wish to provide us with marked copies of any amendment to expedite our review. Please furnish a cover letter that keys your response to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing any amendment and your response to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

You may contact David Edgar, Staff Accountant, at (202) 551-3459 or me at (202) 551-3406 if you have any questions regarding the above comments.

Sincerely,

Patrick Gilmore
Accounting Branch Chief